UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Syngenta AG

(Name of Subject Company (Issuer))

CNAC Saturn (NL) B.V.

an indirect wholly-owned subsidiary of

China National Chemical Corporation

(Names of Filing Persons (Offerors))

Common Shares, Nominal Value CHF 0.10

(Title of Class of Securities)

ISIN No. CH0011037469

(CUSIP Number of Class of Securities)

American Depositary Shares (each representing one-fifth of a Common Share)

(Title of Class of Securities)

87160A100

(CUSIP Number of Class of Securities)

Xiaobao Lu

China National Chemical Corporation

No. 62 Beisihuanxilu

Haidian District

Beijing, China 100080

Telephone: +86 (10) 82677996

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Alan M. Klein, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	Christopher R. May, Esq. Simpson Thacher & Bartlett LLP 600 Travis Street, Suite 5400 Houston, Texas 77002 (713) 821-5650

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
U.S. $11,977,188,210	U.S. $1,206,103

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding (i) the product of (x) 20,124,398, the number of common shares of Syngenta AG (“Common Shares”) estimated to be held by U.S. holders (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the U.S. Securities Exchange Act of 1934, as amended) (such holders collectively, “U.S. Holders”) as of March 1, 2016, which represents the maximum number of Common Shares that can be purchased pursuant to the U.S. Offer to Purchase, multiplied by (y) the offer price of U.S. $465 per Common Share and (ii) the product of (x) 28,164,980, the number of American Depositary Shares (“ADSs”) representing Common Shares outstanding as of the close of business on March 15, 2016, which represents the maximum number of ADSs that can be purchased pursuant to the U.S. Offer to Purchase, multiplied by (y) the offer price of U.S. $93 per ADS. The number of ADSs outstanding is based on information provided by The Bank of New York Mellon, the depositary for the ADSs and the number of Common Shares estimated to be held by U.S. Holders is based on information provided by Syngenta AG.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction valuation by 0.0001007.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by China National Chemical Corporation, a state-owned enterprise organized under the laws of the People’s Republic of China (“ChemChina”), and CNAC Saturn (NL) B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, having its corporate seat in Amsterdam and registered with the trade register of the Chamber of Commerce under number 65434552 (“Purchaser”) and an indirect wholly-owned subsidiary of ChemChina. This Schedule TO relates to the offer by Purchaser to purchase (the “U.S. Offer”):

(i)	up to 100% of the publicly held registered shares (Namenaktien), with a nominal value of Swiss francs 0.10 per share, of Syngenta AG (“Syngenta”), a Swiss corporation (Aktiengesellschaft) (collectively the “Common Shares” and each a “Common Share”), that are held by U.S. holders (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the U.S. Securities Exchange Act of 1934, as amended), and

(ii)	up to 100% of the outstanding American Depositary Shares representing Common Shares (collectively the “ADSs” and each an “ADS”), each ADS representing one-fifth (1/5) of a Common Share, from all holders, wherever located, at a purchase price of U.S. $465 per Common Share and U.S. $93 per ADS, in each case, in cash, without interest, payable in U.S. dollars, less the amount of any fees, expenses and withholding taxes that may be applicable (including, in the case of ADSs, a fee of U.S. $0.05 per ADS for the cancellation of tendered ADSs) and subject to any dilutive effects that may be applicable (see “The U.S. Offer—Terms of the U.S. Offer—Consideration and Payment” of the U.S. Offer to Purchase (as defined below)), upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase, dated March 23, 2016 (the “U.S. Offer to Purchase”), and in the Common Share Acceptance Letter or ADS Letter of Transmittal, as applicable, accompanying the U.S. Offer to Purchase, copies of which are attached hereto as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively. Except for ADSs held in the former Global BuyDIRECT program, no fraction of a Common Share or ADS will be purchased from any holder and all payments to tendering holders of Common Shares and ADSs pursuant to the U.S. Offer to Purchase will be rounded to the nearest whole cent.

Simultaneously with the U.S. Offer, Purchaser is making an offer in accordance with the tender offer rules of Switzerland to purchase up to 100% of the outstanding Common Shares from all holders of Common Shares, wherever located, subject to certain restrictions, for the same price and on substantially the same terms as offered to purchase Common Shares in the U.S. Offer.

Items 1 through 9; Item 11.

All information contained in the U.S. Offer to Purchase and the accompanying Common Share Acceptance Letter and ADS Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO.

Item 10.	Financial Statements.

Not applicable.

Item 12.	Exhibits.

See Exhibit Index.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2016

CHINA NATIONAL CHEMICAL CORPORATION

By:	/s/ Xiaobao Lu
	Name:	Xiaobao Lu
	Title:	Vice President and Head of Planning and Development Department

CNAC SATURN (NL) B.V.

By:	/s/ Hongbo Chen
	Name:	Hongbo Chen
	Title:	Director

EXHIBIT INDEX

Index No.	Description

(a)(1)(i)	U.S. Offer to Purchase, dated March 23, 2016.

(a)(1)(ii)	Form of Common Share Acceptance Letter (including Guidelines for Certification of Taxpayer Identification Number on Enclosed Form W-9).

(a)(1)(iii)	Form of ADS Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Enclosed Form W-9).

(a)(1)(iv)	Form of Notice of Guaranteed Delivery.

(a)(1)(v)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Common Shares).

(a)(1)(vi)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Common Shares).

(a)(1)(vii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs).

(a)(1)(viii)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs).

(a)(1)(ix)	Summary Advertisement as published in The Wall Street Journal on March 23, 2016.

(a)(1)(x)

Press Release issued by China National Chemical Corporation on February 3, 2016 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by China National Chemical Corporation on February 3, 2016).

(a)(1)(xi)	Pre-Announcement of the Public Tender Offer dated February 3, 2016 (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed by China National Chemical Corporation on February 3, 2016).

(b)(1)	Bidco Facilities Agreement, dated as of March 7, 2016, by and among CNAC Saturn (NL) B.V., HSBC Bank plc, as facility agent, HSBC Corporate Trustee Company (UK) Limited, as security agent, HSBC Bank plc, as global co-ordinator, and Credit Suisse AG, Credit Suisse AG, London Branch, HSBC Bank plc, The Hongkong and Shanghai Banking Corporation Limited, Coöperatieve Rabobank U.A., trading as Rabobank London, Coöperatieve Rabobank U.A., Hong Kong Branch, UniCredit Bank AG and UniCredit S.p.A., as mandated lead arrangers.

(b)(2)	Facility Agreement, dated as of March 8, 2016, by and among China Citic Bank Corporation Limited, as lender, CNAC Century (HK) Company Limited, as borrower, and China National Chemical Corporation and China National Agrochemical Corporation, as guarantors.

(d)	Transaction Agreement, dated as of February 2, 2016, by and among China National Chemical Corporation, China National Agrochemical Corporation and Syngenta AG.

(g)	Not applicable.

(h)	Not applicable.